MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

CONTENTS

1	Second Quarter 2018 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Review of Projects
6	Summarized Financial Results
7	Financial Instruments and Related Risks
8	Risks and Uncertainties
9	Non-GAAP Financial Measures
10	Critical Accounting Policies and Estimates
11	Internal Control over Financial Reporting and Disclosure Controls and Procedures
12	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q2 2018 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three and six months ended June 30, 2018, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of August 9, 2018, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2017, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 12 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 9 of this MD&A.

1.SECOND QUARTER 2018 HIGHLIGHTS

▪	Improved financial performance: Cash generated from operating activities of $17.1 million and adjusted attributable net income of $12.1 million or $0.10 per share.

▪	Increased production at lower costs: Consolidated quarterly production increased to 85,082 gold equivalent ounces while achieving lower cash costs of $758 per payable ounce of gold sold.

▪	Strong performance at the Marigold mine: Produced 49,436 ounces of gold at cash costs of $700 per payable ounce of gold sold, and stacked a record 7.9 million tonnes of ore.

▪	Delivered updated Marigold life of mine plan: Released updated plan outlining a 10-year reserve life, 30% growth in production through 2021, and robust economics.

▪
Performance in line with guidance at the Seabee Gold Operation: Produced 23,582 ounces of gold at cash costs of $616 per payable ounce of gold sold, a solid result considering lower quarterly mill throughput.

▪	Exceeded first half guidance at Puna Operations: Produced 1.0 million ounces of silver at cash costs of $14.73 per payable ounce of silver sold, exceeding first half production guidance.

▪
Chinchillas project remains on track: Subsequent to quarter-end, trucked first ore to the Pirquitas site in July 2018. The project remains on schedule for sustained ore delivery in the fourth quarter of the year and on budget, with material advancements in construction and development activities made during the quarter.

▪	Increased cash position: Quarter-end cash increased to $493.6 million, up $20.7 million.

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2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 12. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.
Due to positive operating performance through the first half of 2018 and a continued positive operating outlook for the second half of 2018, we are improving certain cost guidance metrics.

At the Marigold mine, annual cash cost guidance improves to between $725 and $750 per payable ounce of gold sold, a $25 per ounce reduction to the top end of guidance due to higher grades mined more than offsetting higher energy costs. Gold production at Marigold is expected to be between 40,000 and 50,000 ounces in the third quarter, with fourth quarter production of approximately 60,000 ounces as the new leach pad is put into service.

Seabee Gold Operation annual cash cost guidance also improves to between $560 and $585 per payable ounce of gold sold, a $25 per ounce reduction to the top end of guidance largely due to strong first quarter operating performance and favourable exchange rate impact.

Remaining operating guidance is unchanged.

For the full year 2018, we now expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 750	560 - 585	12.5 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 9.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce approximately 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $760 per payable ounce sold. On an attributable basis, we expect to produce approximately 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $750 per payable ounce sold.

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 79:1. Cash costs and capital expenditures guidance is based on actual performance to June 30, 2018 and a second half 2018 oil price of $70 per barrel and exchange rate of 1.25 CAD dollar to U.S. dollar.

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3.	BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75% owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $493.6 million in cash and cash equivalents as at June 30, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On May 3, 2018, we announced the appointment of Kevin O'Kane as Chief Operating Officer effective June 4, 2018, replacing Alan Pangbourne who retired at the end of May 2018.

During the six months ended June 30, 2018, we sold our remaining position of 9.0 million Pretium Resources Inc. ("Pretium") common shares for pre-tax cash proceeds of approximately $63.4 million.

As of July 6, 2018, we entered into a credit agreement (the "Credit Agreement") with Golden Arrow Resources Corporation ("Golden Arrow"), pursuant to which we provided Golden Arrow with a non-revolving term loan (the "Loan") in an aggregate principal amount equal to $10.0 million. The Loan matures on the date which is the earlier of: (a) the date which is 24 months from the first delivery of ore from Puna Operations' Chinchillas property to the Pirquitas mill; and (b) December 31, 2020.

The proceeds to Golden Arrow under the Credit Agreement are required to be used by Golden Arrow to fund its contributions under the shareholders' agreement we entered into with Golden Arrow on May 31, 2017, as the sole shareholders of Puna Operations. The Loan is secured by Golden Arrow's ownership and equity interests in Puna Operations.

The Loan will bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days and compounded monthly) at a rate per annum equal to the US Base Rate (as such term is defined in the Credit Agreement) plus 10%. Interest on the Loan shall accrue from and including the date of each borrowing under the Credit Agreement, compounded monthly, and shall be capitalized and payable on the maturity date.

Market overview

Metal prices

Precious metals prices are an important driver of our profitability. In the second quarter of 2018, the average gold and silver prices remained at comparable levels with the first quarter of 2018, with gold averaging $1,306 per ounce and silver averaging $16.53 per ounce. Gold and silver prices trended downward during the quarter and closed at $1,251 per ounce and $16.03 per ounce, respectively, on June 30, 2018. Our realized gold and silver prices in the second quarter declined by 2% compared to the first quarter.

The principal factor that impacted precious metals prices in the second quarter was a strengthening U.S. dollar. The US dollar strengthened against gold and most currencies as stronger than forecast economic growth increased expectations of more rapid interest rate increases. Additionally, the imposition of tariffs and threat of an emerging trade war weighed generally on commodities and added to U.S. dollar strength.

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Currency and commodity markets

During the second quarter, the CAD averaged approximately 1.29 CAD per 1 USD, comparable with the first quarter of 2018, and closed at 1.32 CAD per 1 USD on June 30, 2018. Our exposure to the CAD is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of its CAD operating costs through 2019.

The ARS weakened by 42% in the second quarter of 2018, closing at 28.85 ARS per 1 USD on June 30, 2018. The significant decline in the value of the ARS was triggered by higher ongoing inflation, local interest rate reductions combined with increases in U.S. interest rate in the first half of 2018 and concerns of Argentina’s ability to re-finance expiring debt obligations. While a weaker currency is positive for our Argentine operating costs, we expect the high inflation rates in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a positive impact on our outstanding moratorium liability which is denominated in ARS, but such positive impact is partially offset by the negative impact it has on our value added tax receivable ("VAT") balances.

West Texas Intermediate oil prices were 12% higher in the second quarter of 2018 than in the first quarter of 2018, with an average price of $67.80 per barrel and quarter end closing price of $72.46 per barrel. Oil prices were supported by higher global economic growth, on-going OPEC production quotas and renewed sanctions placed on Iran by the US government. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2019.

Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	104,028	116,982	201,930	234,887
Income from mine operations	21,203	29,462	38,434	69,551
Gross margin (%)	20	25	19	30
Operating income	8,883	46,193	16,614	71,002
Net income	2,607	37,747	285	52,795
Basic attributable income per share	0.04	0.31	0.03	0.44
Adjusted attributable income before tax	13,051	15,551	19,787	38,487
Adjusted attributable net income	12,080	13,017	17,742	32,826
Adjusted basic attributable income per share	0.10	0.11	0.15	0.27
Cash generated by operating activities	17,132	38,614	28,139	69,258
Cash generated by (used in) investing activities	1,731	(26,311)	3,118	(44,431)
Cash generated by financing activities	4,248	550	6,164	885

Financial Position	June 30, 2018		December 31, 2017
Cash and cash equivalents		493,642		459,864
Marketable securities		8,746		114,001
Current assets		759,586		799,597
Current liabilities		87,619		71,466
Working capital		671,967		728,131
Total assets		1,504,987		1,537,454

(1)
We report non-GAAP financial measures, including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 9.

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Quarterly financial summary

Revenue in the second quarter of 2018 decreased by 11% relative to the comparative quarter of 2017 due principally to the expected declines in sales at Puna Operations, as it processed lower grade stockpiles, and at the Marigold mine, due to planned changes in production and leach cycles.

Income from mine operations in the second quarter of 2018 generated a gross margin of 20%, lower than the 25% margin in the second quarter of 2017. Relative to the comparative prior year quarter, in the second quarter of 2018, cost of sales at Puna Operations were elevated as we processed lower grade stockpiles, and also higher cost of sales were experienced at the Marigold mine as we stacked lower grade ore in the previous quarters.

Net income for the quarter was impacted by the recognition of a one-time $5.8 million tax expense related to the re-organization of our business units in Argentina.

Cash generated by operating activities in the quarter was $17.1 million compared to $38.6 million in the second quarter of 2017. Lower sales combined with higher unit costs at both the Marigold mine and Puna Operations were partially offset by higher gold sales at Seabee Gold Operation. We also saw an increase in finished goods gold inventory which reduced operating cash flows in the current period.

We generated $1.7 million from investing activities in the second quarter of 2018 compared to a use of $26.3 million in the second quarter of 2017. In the second quarter of 2018, we received $35.4 million from the sale of common shares of Pretium which funded investments in our business including $11.4 million in property, plant and equipment and $16.1 million on the Chinchillas project. We received $2.5 million from our joint venture partner for its share of the development costs of the Chinchillas project. Cash and cash equivalents increased to $493.6 million during the quarter.

Year-to-date financial summary

The 14% decrease in revenue compared to the first half of 2017 was due to a 19% decrease in equivalent payable gold ounces sold, partially offset by higher gold and silver prices. The decrease in equivalent gold ounces sold was due to lower gold ounces sold from the Marigold mine and lower silver ounces sold from Puna Operations as both mines processed lower grade ore.

Income from mine operations in the first half of 2018 generated a gross margin of 19%, compared to the 30% margin in the first half of 2017 as higher cost of sales at both the Marigold mine and Puna Operations was partially offset by higher gold prices and lower cost of sales at Seabee Gold Operation. In the first half of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales, thereby increasing income from mine operations. Net income for the first half of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting its life extension following the formation of Puna Operations.

Cash generated by operating activities in the first half of 2018 decreased to $28.1 million compared to $69.3 million in the first half of 2017. Lower volume of gold and silver sold at higher unit costs and a build-up in working capital generated lower cash from operating activities. We generated $3.1 million from investing activities in the first half of 2018 compared to a use of $44.4 million in the first half of 2017. In the first half of 2018, we received $63.4 million from the sale of our remaining common shares of Pretium which was partially offset by investments in our business including $20.2 million in property, plant and equipment and $27.8 million in the Chinchillas project. We received $4.0 million from our joint venture partner for its share of the development costs of the Chinchillas project.

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4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Consolidated production and sales:
Gold produced (oz)	73,018	66,677	76,995	56,757	76,248
Silver produced ('000 oz)	954	938	1,169	1,541	1,947
Silver produced (attributable) ('000 oz) (1)	716	704	877	1,156	1,777
Zinc produced ('000 lb)	1,521	—	—	—	—
Zinc produced (attributable) ('000 lb) (2)	1,141	—	—	—	—

Gold sold (oz)	67,156	62,090	75,389	60,616	75,335
Silver sold ('000 oz)	1,142	1,064	820	2,076	1,655
Silver sold (attributable) ('000 oz) (1)	857	798	615	1,557	1,473
Zinc sold ('000 lb)	—	—	—	—	—
Zinc sold (attributable) ('000 lb) (2)	—	—	—	—	—

Cash costs ($/oz) - payable gold from Marigold mine (3)	700	720	699	684	632
Cash costs ($/oz) - payable gold from Seabee Gold Operation (3)	616	481	605	634	592
Cash costs ($/oz) - payable silver from Puna Operations (3)	14.73	17.07	16.36	12.76	12.15

Gold equivalent production (oz) (4)	85,082	78,483	92,594	77,105	102,933
Gold equivalent production (attributable) (oz) (4)	82,072	75,538	88,698	72,022	100,603

Realized gold price ($/oz) (3)	1,304	1,334	1,271	1,270	1,263
Realized silver price ($/oz) (3)	16.49	16.79	16.96	16.77	17.31

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (3,4)	758	766	737	757	682
AISC per equivalent gold ounce sold ($/oz) (3,4)	1,141	1,115	1,008	1,024	889

Financial data ($000s)
Revenue	104,028	97,902	107,881	106,005	116,982
Income from mine operations	21,203	17,231	21,190	22,522	29,462

(1)
Figures for the second quarter of 2017 for attributable silver production and sales represent Puna Operations at 100% for April and May and 75% for June 2017. Figures for all subsequent quarters for attributable production and sales represent Puna Operations at 75%.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9.

(4)
Gold equivalent ounces have been calculated using the realized gold and silver prices in the period and applied to the recovered silver metal content produced by the mine. Zinc production is not included in gold equivalent ounces produced.

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Marigold mine, U.S.

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Total material mined (kt)	15,958	16,150	13,979	20,311	17,985
Waste removed (kt)	8,083	9,052	8,136	13,149	11,075
Total ore stacked (kt)	7,875	7,099	5,843	7,162	6,910
Strip ratio	1.0	1.3	1.4	1.8	1.6
Mining cost ($/t mined)	1.92	1.80	1.98	1.52	1.67
Gold stacked grade (g/t)	0.42	0.37	0.37	0.31	0.31
Processing cost ($/t processed)	0.86	0.93	1.08	0.89	0.82
Gold recovery (%)	74.4	73.6	74.0	72.0	73.0
General and admin costs ($/t processed)	0.41	0.42	0.51	0.40	0.42

Gold produced (oz)	49,436	42,960	52,768	38,699	55,558
Gold sold (oz)	46,644	42,078	51,420	38,818	57,426

Realized gold price ($/oz) (1)	1,304	1,331	1,269	1,270	1,265

Cash costs ($/oz) (1)	700	720	699	684	632
AISC ($/oz) (1)	981	954	1,001	979	833

Financial data ($000s)
Revenue	60,752	55,880	65,217	49,395	72,451
Income from mine operations	14,670	12,312	12,777	11,189	21,373
Capital expenditures (2)	14,481	4,665	8,194	3,855	5,272
Capitalized stripping	850	2,902	5,712	6,056	4,350
Exploration expenditures (3)	3,243	1,914	1,208	1,130	1,538

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9.

(2)	Includes expansion capital expenditures of $5.9 million for the three months ended June 30, 2018 ($nil for the previous four quarters).

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2018, the Marigold mine produced 49,436 ounces of gold, a 15% increase over the first quarter.

During the quarter, 16.0 million tonnes of material were mined, similar to the first quarter primarily due to longer haul distances associated with the increase in ore tonnes. We expect total material mined to increase during the second half of 2018 due to shorter haul distances and as the four additional haul trucks enter service. These factors, along with completion of the new leach pad, are expected to increase gold production through the second half of the year.

Approximately 7.9 million tonnes of ore were delivered to the heap leach pads, a quarterly record. Gold grade increased to 0.42 g/t. This compares to 7.1 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.37 g/t in the first quarter of 2018. The strip ratio was 1.0:1 for the quarter, 23% lower than the prior quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

Cash costs, which include all costs of inventory, refining costs and royalties, of $700 per payable ounce of gold sold in the second quarter of 2018 were 3% lower than the previous quarter. This was primarily due to stacking 26% more recoverable ounces in the second quarter compared to the first quarter, which lowered the cost per ounce of inventory. The increase in recoverable ounces stacked was a result of the increased ore tonnage and grade in the second quarter compared to the first quarter. Total mining costs of $1.92 per tonne in the second quarter of 2018 were 7% higher than in the previous quarter primarily due to a 25% increase in total fuel costs through a combination of higher diesel price and increased consumption due to longer haul distances. Processing and general administrative unit costs were 8% and 2% lower, respectively, in the second quarter than in the first quarter due to higher tonnes processed while total costs remained stable.

AISC per payable ounce of gold sold increased in the second quarter of 2018 to $981 from $954 in the first quarter due to higher sustaining capital expenditures as construction of the new leach pad resumed and higher planned exploration expenditures.

Mine sales

A total of 46,644 ounces of gold were sold at an average realized price of $1,304 per ounce during the second quarter of 2018, an increase of 11% from the 42,078 ounces of gold sold at an average realized price of $1,331 per ounce during the first quarter of 2018. Finished goods inventory increased as sales were below production.

Exploration

The main focus of our 2018 exploration program is to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within phases of the Mackay pit. During the second quarter, we completed a total of 75 reverse circulation drillholes for 27,886 meters at Red Dot and within the Mackay pit.

Drilling of two east-west test sections were completed during the quarter within the Red Dot area. Drill results met expectations confirming the geologic interpretation and are expected to increase Mineral Resources at year-end 2018. In June, we decided to continue the program and complete infill drilling of the Red Dot area. Our objective is to convert Inferred Mineral Resources to Indicated Mineral Resources, and to upgrade existing Indicated Resources with the ultimate goal of declaring a Mineral Reserve at Red Dot by mid-2019.

In June, we completed the acquisition of a parcel of land, and the associated mineral and surface rights, that is proximal to the south-western margin of the Mackay pit. We anticipate that operating synergies and exploration benefits will be realized from the incorporation of these lands into the Marigold land package.

During the third quarter of 2018, we will continue drilling for higher grade structures in the Mackay Phase 5 area while advancing the Red Dot exploration program.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Total ore milled (t)	84,010	93,269	89,237	84,315	84,469
Ore milled per day (t/day)	923	1,036	970	916	928
Gold mill feed grade (g/t)	7.95	8.95	8.89	7.03	7.97
Mining costs ($/t mined)	60	59	66	74	60
Processing costs ($/t processed)	27	21	24	22	20
Gold recovery (%)	97.3	97.4	97.4	97.2	97.3
General and admin costs ($/t processed)	62	53	61	53	50

Gold produced (oz)	23,582	23,717	24,227	18,058	20,690
Gold sold (oz) (1)	20,512	20,012	23,969	21,798	17,909

Realized gold price ($/oz) (2)	1,306	1,340	1,276	1,269	1,257

Cash costs ($/oz) (2)	616	481	605	634	592
AISC ($/oz) (2)	854	896	776	775	831

Financial data ($000s)
Revenue	26,706	26,789	30,571	27,652	22,502
Income from mine operations	5,703	6,672	2,923	3,643	4,083
Capital expenditures	1,035	4,426	920	799	711
Capitalized development	2,069	2,283	2,301	1,314	2,165
Exploration expenditures (3)	2,745	2,032	1,187	1,253	1,566

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced 23,582 ounces of gold in the second quarter, in line with production in the previous quarter.

The mill achieved an average throughput of 923 tonnes per day, an 11% decrease from the first quarter. Production during the second quarter was impacted by planned maintenance, the transition of mining activities to the high-grade Santoy mine, and a forest fire. Mill throughput is expected to increase through the second half of the year relative to the second quarter. Gold recovery for the quarter remained consistent at 97.3%.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $616 in the second quarter of 2018, higher than the $481 in the first quarter of 2018. Higher cash costs per payable ounce sold were primarily the result of lower tonnes milled at lower grades while incurring similar total operating costs compared to the prior quarter. Costs per tonne mined were $60 in the second quarter of 2018, in line with the previous quarter. Processing and general and administrative unit costs increased by 29% and 17%, respectively, in the second quarter of 2018 compared to the first quarter of 2018, due to lower tonnes milled impacted by planned maintenance and the forest fire.

AISC per payable ounce of gold sold were $854 in the second quarter of 2018, lower than the $896 in the first quarter of 2018. This decrease was due to the seasonal nature of our sustaining capital expenditures as equipment and materials are purchased primarily in the first quarter of each year for delivery on the ice road.

Mine sales

A total of 20,512 ounces were sold at an average realized price of $1,306 per ounce during the second quarter of 2018, comparable to the 20,012 ounces of gold sold in the first quarter of 2018, at an average realized price of $1,340 per ounce of gold. Finished goods inventory increased as sales were below production.

Exploration

For 2018, the Seabee Gold Operation plans 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. In the second quarter of 2018, close to the Santoy mine area, we completed 12,157 meters of underground drilling and 6,840 meters of surface drilling in 40 and 12 drillholes, respectively. Our underground drill program for the second quarter of 2018 focused on three targets, including Santoy Gap, Santoy 8A zone and Santoy Gap hanging wall.

Surface exploration drilling in the second quarter of 2018 outside the Santoy mine area, focused on three areas including CRJ, Santoy 3 and Fisher with 12,052 meters being completed in 23 drillholes. Current activities are focused on testing first pass targets on the Fisher property identified along the length of the Santoy shear zone extension. Holes completed during the quarter partially tested the Santoy shear zone extension and have intersected favourable lithologies, alteration and mineralization. Analytical results are pending and we continue to be encouraged by the potential of this early stage property.

Activities in the third quarter will focus on continuing the conversion drilling from underground on the Santoy Gap, Santoy Gap hanging wall and Santoy 8A targets, and completing our planned surface field and drill programs on Fisher.

SSR Mining Inc.	MD&A Q2 2018 | 12

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Ore milled (kt)	396	373	442	461	446
Silver mill feed grade (g/t)	110	115	125	153	185
Zinc mill feed grade (%) (2)	0.71	—	—	—	—
Processing costs ($/t milled)	17.26	15.34	13.53	11.92	12.94
Silver recovery (%)	68.1	67.7	66.0	67.8	73.5
Zinc recovery (%) (2)	31.5	—	—	—	—
General and admin costs ($/t milled)	7.07	6.33	5.74	4.81	5.00

Silver produced ('000 oz)	954	938	1,169	1,541	1,947
Silver produced (attributable) ('000 oz) (1)	716	704	877	1,156	1,777
Zinc produced ('000 lb) (2)	1,521	—	—	—	—
Zinc produced (attributable) ('000 lb) (1,2)	1,141	—	—	—	—
Silver sold ('000 oz)	1,142	1,064	820	2,076	1,655
Silver sold (attributable) ('000 oz) (1)	857	798	615	1,557	1,473
Zinc sold ('000 lb) (2)	—	—	—	—	—
Zinc sold (attributable) ('000 lb) (1,2)	—	—	—	—	—

Realized silver price ($/oz) (3)	16.49	16.79	16.96	16.77	17.31

Cash costs ($/oz) (3,4)	14.73	17.07	16.36	12.76	12.15
AISC ($/oz) (3,4)	17.66	18.37	18.30	13.56	12.78

Financial Data ($000s)
Revenue	16,570	15,233	12,093	28,958	22,029
Income (loss) from mine operations	830	(1,753)	5,490	7,690	4,006
Capital expenditures (5)	2,652	789	917	1,006	420
Exploration expenditures (5)	429	6	—	—	—

(1)	Attributable production and sales for the second quarter of 2017 represent 100% for April and May and 75% for June 2017. Attributable production and sales for all subsequent quarters represent 75%.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9.

(4)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $nil for the three months ended June 30, 2018 (March 31, 2018 - $5.75, December 31, 2017 - $5.30, September 30, 2017 - $5.20, June 30, 2017 - $3.30).

(5)	Does not include exploration or development of the Chinchillas project.

Mine production

During the second quarter of 2018, the operation produced 1.0 million ounces of silver, for a total of 1.9 million ounces produced in the first half of 2018, exceeding our silver production guidance of 1.6 million ounces. Our attributable share of silver production in the second quarter was approximately 716,000 ounces.

Ore was sourced exclusively from residual surface stockpiles and milled at an average rate of 4,353 tonnes per day in the second quarter, 5% above the previous quarter. Ore milled in the second quarter contained an average silver grade of 110 g/t, 4% lower than the 115 g/t reported in the first quarter, consistent with processing of increasingly lower grade stockpiles. The average recovery of silver in the silver concentrate in the second quarter was 63.4%, 6% lower than the previous quarter consistent with increasing metallurgical complexity of the residual stockpiled material.

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We commenced production of zinc concentrate from stockpiled ore near the end of the second quarter, and produced approximately 1.5 million pounds of zinc. Approximately 70,000 ounces of silver were recovered in zinc concentrate over the quarter, for a total silver recovery of 68.1%.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.
Cash costs, which include cost of inventory, treatment and refining costs and provincial royalties were $14.73 per payable ounce of silver sold in the second quarter of 2018, a decline from the $17.07 per payable ounce of silver sold in the first quarter of 2018 principally due to processing stockpiles with no inventory value. This benefit was partly offset by an increase in processing and general and administrative unit costs by 13% and 12%, respectively, when compared to the previous quarter.
AISC per payable ounce of silver sold in the second quarter of 2018 were $17.66, 4% lower than $18.37 in the first quarter of 2018.

Mine sales

Silver sales totaled 1.1 million ounces and attributable sales were 0.9 million ounces in the second quarter of 2018, each a 7% increase from the first quarter of 2018. No zinc sales occurred during the quarter.

Exploration

During the first quarter of 2018, we commenced a 2,400 meter surface drill program at Pirquitas targeting mineralization that would augment the Cortaderas underground Mineral Resources. During the second quarter of 2018, twelve drillholes were completed for 1,587 meters. All drillholes intersected high-grade silver-zinc mineralization from the Potosi structure having the form of two narrow, but vertically and laterally continuous veins. Results will be evaluated when finalized.

Chinchillas project, Argentina

The second quarter saw increased activities in both pre-stripping and construction with the completion of recruitment of new mine personnel and mobilization of contractors at both Pirquitas and Chinchillas.

Material movement related to Chinchillas pre-stripping ramped up over the quarter with the hiring of the new mine operations team. The workforce was employed exclusively out of the local communities and a major mine fleet operations and maintenance training program was initiated late in the first quarter. Total material moved in the pre-strip project to date was 1.83 million tonnes from the Chinchillas pit including 0.1 million tonnes of ore. The mine completed construction of a waste dump and the main pit temporary access ramp. Negotiations were also completed towards the end of the quarter for an ore transport contract with initial ore haulage from Chinchillas to Pirquitas commencing in July 2018. Through the third quarter, continued ramp up in mining rates and ore haulage rates are expected to provide a stockpile of Chinchillas ore at the Pirquitas mill to allow processing to commence in the second half of 2018.

Construction advanced with the receipt of all major equipment and materials for the in-pit tailings pumping system. Concrete foundations for the pumps were completed and the remaining work to be completed is the dump/emergency discharge pond. Both carbon steel and HDPE pipe welding were substantially completed with pumps rough set, pre-fabricated electrical rooms were set on foundations and cable pulling commenced. The overhead power line to the Pirquitas pit for water reclaim also advanced during the quarter with the power poles installed; line installation is expected to be completed in the third quarter 2018.

The fine ore stockpile dome installation achieved 95% completion of the geodesic structure and the entire cover is expected to be completed, including cladding, by the end of the third quarter 2018.

Infrastructure works at the Chinchillas site saw significant progress on the road between Chinchillas and Pirquitas with the completion of one of three community village by-passes along with road upgrades and water crossings. Power line upgrades between Chinchillas and Pirquitas also advanced with installation of the new main power transformer at Pirquitas and completion of overhead line installation. Connection to the Pirquitas substation and installation of new transformers at Chinchillas is expected to be completed in the third quarter 2018.

SSR Mining Inc.	MD&A Q2 2018 | 14

The main foundations for the Chinchillas truck shop were completed and all structural steel delivered to site. Gate houses and the medical clinic were also delivered and put into operation. Temporary power and water services are expected to be completed, along with the dining room and change house, by the end of the third quarter.

The project remains on budget and on schedule to support sustained delivery of ore to the Pirquitas mill in the fourth quarter of the year.

5.REVIEW OF PROJECTS

The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. During the fourth quarter of 2017, we announced plans to continue with the exploration program committing to a $3.2 million drill program and geophysics activities in 2018. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million. During the second quarter, we completed an electromagnetic survey that identified a new conductive anomaly in an area permissive for potential massive sulphide mineralization. This anomaly will receive ground follow-up and drilling in the third quarter as we commence our 2018 drill campaign.

During the quarter, we made the decision to terminate our purchase option agreement at the Perdito project in California due to overly restrictive conditions attached to our drill permit granted by the Bureau of Land Management.

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6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2018		2017				2016
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Revenue	104,028	97,902	107,881	106,005	116,982	117,905	127,317	143,381

Gold equivalent payable ounces sold	80,937	74,922	85,883	86,930	97,039	94,576	113,308	110,618

Realized gold price ($/oz) (1)	1,304	1,334	1,271	1,270	1,263	1,220	1,243	1,331
Realized silver price ($/oz) (1)	16.49	16.79	16.96	16.77	17.31	17.35	17.14	19.64

Income from mine operations	21,203	17,231	21,190	22,522	29,462	40,089	27,456	59,190
Net income (loss) before tax	9,823	(806)	13,936	2,175	40,008	18,467	18,606	40,999
Net income (loss) after tax	2,607	(2,322)	16,850	1,821	37,747	15,047	12,132	38,042

Basic earnings (loss) per share attributable to our shareholders	0.04	(0.01)	0.14	0.01	0.31	0.13	0.10	0.32
Diluted earnings (loss) per share attributable to our shareholders	0.04	(0.01)	0.14	0.01	0.31	0.12	0.10	0.31

Cash and cash equivalents	493,642	472,901	459,864	424,025	353,530	340,585	327,127	277,544
Total assets	1,504,987	1,490,123	1,537,454	1,499,220	1,514,567	1,484,224	1,438,688	1,454,618
Working capital (1)	671,967	685,731	728,131	684,077	677,811	688,237	559,934	556,263
Non-current financial liabilities	240,234	236,685	233,180	229,810	226,500	223,258	220,054	216,977

(1)
We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold and working capital to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures, please refer to “Non-GAAP Financial Measures” in Section 9.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices and sales volumes at our operations. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally fluctuated between $1,200 and $1,350 per ounce and realized silver prices have generally fluctuated between $16.49 and $19.64 per ounce. After trending firmer over the last 18 months, metal prices weakened towards the end of the second quarter of 2018, but remained within the range of metal prices experienced since the first quarter of 2017. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, and declining production at Puna Operations as the mine processes stockpiles while it transitions to production from the Chinchillas deposit.

Income from mine operations broadly follows the trend in revenue. Although gross margins reduced following the closure of Puna Operations' Pirquitas pit in early 2017, margins have remained stable since the second half of 2017. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational life for the Pirquitas plant due to the formation of Puna Operations, and the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina, which resulted in a non-cash reduction to cost of sales of $4.3 million. Income from mine operations in the fourth quarter of 2016 was negatively affected by non-cash adjustments to inventory and VAT at the Pirquitas mine of $3.7 million, and by the recognition of a $5.7 million severance provision related to the Pirquitas mine closure.

Net income before and after income tax has fluctuated significantly over the past eight quarters, which has been heavily influenced by operating performance and impairment reversals and other adjustments. Net income for the second quarter of 2018 was impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina and the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

SSR Mining Inc.	MD&A Q2 2018 | 16

Three months ended June 30, 2018, compared to the three months ended June 30, 2017

Net income attributable to our shareholders for the three months ended June 30, 2018 was $5.1 million ($0.04 per share), compared to net income of $37.3 million ($0.31 per share) in the same period of 2017. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

In the three months ended June 30, 2018, we recognized total revenues of $104.0 million, compared to $117.0 million in the comparative period of 2017. This reduction was primarily due to lower sales from the Marigold mine and Puna Operations.

▪
At the Marigold mine, we recognized revenues of $60.8 million in the second quarter of 2018 from the sale of 46,618 payable ounces of gold, realizing an average gold price of $1,304 per ounce. In the second quarter of 2017, revenues were $72.5 million from the sale of 57,398 payable ounces of gold at an average realized gold price of $1,265 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $26.7 million in the second quarter of 2018 from the sale of 20,500 payable ounces of gold, at an average realized gold price of $1,306 per ounce. In the second quarter of 2017, revenues were $22.5 million from the sale of 17,900 payable ounces of gold at an average realized gold price of $1,257 per ounce.

▪
At Puna Operations, we recognized revenues of $16.6 million in the second quarter of 2018, lower than the $22.0 million in the same period in 2017. Sales volumes were lower as mining at the Pirquitas pit ceased in January 2017 and we are processing increasingly lower grade stockpiled ore. We sold 1.1 million payable ounces of silver in the second quarter of 2018, lower than the 1.6 million payable ounces of silver sold in the comparative period. In addition to lower sales, realized silver prices were also lower in the second quarter of 2018, which averaged $16.49 per ounce, excluding the impact of period-end price adjustments, compared to $17.31 per ounce in the same period in 2017. We also had a negative mark-to-market impact of $0.4 million in the second quarter of 2018 and $2.7 million in the same period in 2017. At June 30, 2018, sales contracts containing 2.2 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the second quarter of 2018 was $82.8 million, comparable to the $87.5 million in the second quarter of 2017.

▪
At the Marigold mine, cost of sales in the second quarter of 2018 was $46.1 million, generating income from mine operations of $14.7 million, equal to a gross margin of 24.1%. This compares to cost of sales of $51.1 million in the second quarter of 2017, generating income from mine operations of $21.4 million and a gross margin of 29.5%. The lower margin is due to higher unit cost of inventory which was partially offset by the higher realized price gold price in the current period.

▪
At the Seabee Gold Operation, cost of sales in the second quarter of 2018 was $21.0 million, generating income from operations of $5.7 million, equal to a gross margin of 21.4%. In the comparative period of 2017, cost of sales was $18.4 million, generating income from operations of $4.1 million, equal to a gross margin of 18.1%. The higher margin is mainly due to lower unit cost of inventory and higher realized price of gold in the current period.

▪
At Puna Operations, cost of sales in the second quarter of 2018 was $15.7 million, generating income from mine operations of $0.8 million, equal to a gross margin of 5.0%. This compared to cost of sales of $18.0 million in the second quarter of 2017, generating income from mine operations of $4.0 million and a gross margin of 18.2%. The lower margin is mainly due to higher unit costs of inventory and lower realized silver price in the current period.

SSR Mining Inc.	MD&A Q2 2018 | 17

Other operating costs

General and administrative expenses in the three months ended June 30, 2018 were $8.2 million compared to $3.3 million in the three months ended June 30, 2017. The increase was primarily due to share-based compensation expense which resulted from stronger relative and absolute share price performance, and a one-time payroll cost. Share-based compensation expense for three months ended June 30, 2018 and 2017 was $3.3 million and $0.4 million, respectively.

Exploration, evaluation and reclamation costs of $4.1 million for the three months ended June 30, 2018 were comparable to the $4.3 million for the three months ended June 30, 2017. The majority of expenditures in the second quarter of 2018 and 2017 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the second quarter of 2018, we recorded interest expense and other finance costs of $8.4 million compared to $9.6 million recorded in the second quarter of 2017. In each period, the interest expense was mainly attributable to our 2.875% convertible senior notes (the “Notes”). As part of the export duty moratorium settlement with the Argentine government, we also incurred interest expense of $1.6 million in the second quarter of 2018 and $2.8 million in the second quarter of 2017. The decrease was mainly due to devaluation in ARS.

We recorded a foreign exchange gain for the three months ended June 30, 2018, of $7.0 million compared to $3.1 million in the three months ended June 30, 2017. Our main foreign exchange exposures are related to the ARS and CAD. During the current quarter, the gain resulted mainly from a significantly weaker ARS in which our moratorium liability is denominated, partially offset by the declining VAT receivable as we continue with collection.

Taxation

For the three months ended June 30, 2018, we recorded an income tax expense of $7.2 million compared to an income tax expense of $2.3 million in the three months ended June 30, 2017. The total income tax expense in the quarter consists of a current tax expense of $5.3 million and a deferred tax expense of $1.9 million. Income tax expense is a result of the re-organization of our Argentine business units, profitable operations at the Marigold mine and Seabee Gold Operation, as well as metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include general and administrative expenses in Canada.

Other comprehensive income

During the second quarter of 2018, we recognized a gain, net of tax of $0.5 million on marketable securities, compared to a loss of $15.7 million in the second quarter of 2017. Such change was primarily driven by valuation movements in our investment in Pretium, which we no longer hold.

Six months ended June 30, 2018 compared to the six months ended June 30, 2017

Net income attributed to our shareholders for the six months ended June 30, 2018, was $3.5 million ($0.03 per share), compared to $52.4 million ($0.44 per share) in the same period of 2017. In the first half of 2018, we recognized $5.8 million tax expense relating to the Argentina re-organization. In the six months ended June 30, 2017, we recognized a non-cash adjustment to cost of sales due to the resolution of the export duty claim in Argentina of $4.3 million and an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

In the six months ended June 30, 2018, we recognized total revenues of $201.9 million, compared to $234.9 million recognized in the comparative period of 2017. The decrease was due to lower gold sales from the Marigold mine and silver sales from Puna Operations, which was partially offset by higher gold sales from the Seabee Gold Operation.

SSR Mining Inc.	MD&A Q2 2018 | 18

▪
At the Marigold mine, we recognized revenues of $116.6 million in the six months ended June 30, 2018 from the sale of 88,673 payable ounces of gold at an average realized gold price of $1,317 per ounce. In the six months ended June 30, 2017, revenues were $136.2 million from the sale of 109,898 payable ounces of gold at an average realized gold price of $1,238 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $53.5 million in the six months ended June 30, 2018 from the sale of 40,500 payable ounces of gold at an average realized gold price of $1,323 per ounce. In the six months ended June 30, 2017, revenues were $50.1 million from the sale of 40,300 payable ounces of gold, at an average realized gold price of $1,246 per ounce.

▪
At Puna Operations, we recognized revenues of $31.8 million in the six months ended June 30, 2018, from the sale of 2.1 million payable ounces of silver, at an average realized silver price of $16.63 per ounce. In the six months ended June 30, 2017, revenues were $48.6 million from the sale of 3.0 million payable ounces of silver, at an average realized silver price of $17.33 per ounce. Sales volumes were lower as the Pirquitas mine ceased to operate in January 2017 and we are currently processing lower grade stockpile ore. In addition, we also had a negative mark-to-market impact of $0.5 million for the first half of 2018, compared to a $2.2 million positive mark-to-market adjustment in the six months ended June 30, 2017. At June 30,2018, sales contracts containing 2.2 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the six months ended June 30, 2018, was $163.5 million, compared to $165.3 million in the six months ended June 30, 2017. Consolidated cost of sales were lower in the current period due to lower volumes of gold sold from the Marigold mine and lower volumes of silver sold from Puna Operations.

▪
At the Marigold mine, cost of sales in the six months ended June 30, 2018, was $89.7 million, generating income from operations of $27.0 million, equal to a gross margin of 23.1%. This compared to cost of sales in the six months ended June 30, 2017, of $93.5 million, generating income from mine operations of $42.7 million, equal to a gross margin of 31.3%. The decrease in gross margin is mainly due to lower sales, higher unit costs of inventory, partially offset by higher average realized gold prices the first half of 2018.

▪
At the Seabee Gold Operation, cost of sales in the six months ended June 30, 2018, was $41.1 million, generating income from operation of $12.4 million, equal to a gross margin of 23.1%. In the comparative period of 2017, cost of sales was $41.0 million, generating income from operations of $9.1 million, equal to a gross margin of 18.1%. The higher margin is mainly due to higher average realized gold price.

▪
At Puna Operations, cost of sales in the six months ended June 30, 2018 was $32.7 million, resulting in a loss from operations of $0.9 million, equal to a negative gross margin of 2.9%. This compared to cost of sales in the six months ended June 30, 2017 of $30.8 million, generating income from operations of $17.8 million, equal to a gross margin of 36.6%. The cost of sales in the first half of 2017 was positively affected by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina. Excluding the effect of this non-cash impact, the gross margin was 27.7%. The lower margin in the current period was mainly due to higher unit costs of inventory and lower realized silver prices in the comparative period.

Other operating costs

General and administrative expenses in the six months ended June 30, 2018 were $14.8 million compared to $11.2 million in the six months ended June 30, 2017. This was primarily due to cash-settled share-based compensation expense which was a result of stronger relative and absolute share price performance, and a one-time payroll cost. Share-based compensation expense for the six months ended June 30, 2018 and 2017 was $6.2 million and $4.4 million, respectively.

Exploration, evaluation and reclamation costs of $7.0 million for the six months ended June 30, 2018 were lower than the $11.7 million for the six months ended June 30, 2017. A significant factor that caused the 2017 period to be higher was the re-measurement of the reclamation liability at the Pirquitas mine. The majority of expenditures in the first half of 2018 and 2017 related to greenfield exploration work performed at the Seabee Gold Operation.

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Non-operating items

During the six months ended June 30, 2018, we recorded interest expense and other finance costs of $17.3 million compared to $16.2 million recorded in the six months ended June 30, 2017. In each period, the interest expense is mainly attributable to the Notes. We also incurred interest expense of $3.6 million as part of the export duty moratorium settlement in Argentina in the six months ended June 30, 2018 and $2.8 million in the six months ended June 30, 2017.

We recorded a foreign exchange gain for the six months ended June 30, 2018, of $9.0 million compared to $3.7 million recorded in the six months ended June 30, 2017. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentina pesos and Canadian dollars. This gain resulted mainly from a weaker ARS in which our moratorium liability is denominated, partially offset by the declining VAT receivable as we continue with its collection.

Taxation

For the six months ended June 30, 2018, we recorded an income tax expense of $8.7 million compared to $5.7 million in the six months ended June 30, 2017. The total income tax expense in the first half of 2018 consists of a current tax expense of $6.1 million and a deferred tax expense of $2.6 million. Income tax expense is a result of profitable operations at the Marigold mine and the Seabee Gold Operation, metal concentrate and gold sales activities in Canada and the reorganization of our business units in Argentina. Offsets to the income tax expense items include the general and administrative expenses in Canada.

Other comprehensive income

During the six months ended June 30, 2018, we recognized a loss, net of tax, of $37.8 million on marketable securities compared to a gain of $20.0 million in the comparative period of 2017. Such change was primarily driven by valuation movements in our investment in Pretium.

Financial Position and Liquidity

	As at June 30,	As at December 31,
	2018	2017
	$'000	$'000
Cash and cash equivalents	493,642	459,864
Working capital	671,967	728,131
Total assets	1,504,987	1,537,454
Non-current financial liabilities	240,234	233,180

Three months ended June 30,		Six months ended June 30,
	2018	2018
	$'000	$'000
Cash generated by operating activities	17,132	28,139
Cash generated by investing activities	1,731	3,118
Cash generated by financing activities	4,248	6,164

Liquidity

At June 30, 2018, we had $493.6 million of cash and cash equivalents, an increase of $33.8 million from December 31, 2017. For the six months ended June 30, 2018, our cash generated from operating activities was $28.1 million, while $20.2 million was invested in plant and equipment, $3.8 million was invested in capitalized stripping and $4.4 million was invested in underground development. We also invested $27.8 million in the development of the Chinchillas project. We received $63.4 million from the sale of our remaining common shares of Pretium.

At June 30, 2018, our working capital position decreased to $672.0 million, which was a decrease of $56.2 million from $728.1 million at December 31, 2017, mainly due to the decline in the aggregate value of our common shares of Pretium which have now been sold. We manage our liquidity position with the objectives of ensuring sufficient funds available

SSR Mining Inc.	MD&A Q2 2018 | 20

to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at June 30, 2018, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our current cash and cash equivalents balance, $485.7 million was held in Canada and the United States. At June 30, 2018, we had $5.6 million cash in Argentina, which was mostly held in USD. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Our $75.0 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of June 30, 2018, we were in compliance with financial covenants in relation to our credit facility. Our Notes do not contain any financial covenants.

As at June 30, 2018, we had 120,230,651 common shares and 3,149,260 stock options outstanding which are exercisable into common shares at exercise prices ranging between $4.00 CAD and $24.41 CAD per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at August 9, 2018, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	120,233,151
Stock options	3,146,760	4.00 - 24.41	0.45 - 6.82
Other share-based compensation awards	611,880		0.65 - 9.65
Fully diluted	123,991,791

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7. FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent zinc and lead, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs during this period of relatively lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2018.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.

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We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2018.

(iii)  Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2018.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties and amounts payable by Golden Arrow under the Loan. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at June 30, 2018 is included in Section 6.

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8.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

9.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our Condensed Consolidated Interim Statements of Income (Loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

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	Q2	Q1	Q4	Q3	Q2
	2018	2018	2017	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	46,082	43,568	52,440	38,206	51,078
Add: Treatment and refining costs	122	114	205	38	68
Less: By-product revenue	(24)	(16)	(18)	(7)	(15)
Less: Depreciation, depletion and amortization	(13,539)	(13,372)	(16,687)	(11,699)	(14,861)
Cash costs	32,641	30,294	35,940	26,538	36,270
Sustaining capital expenditure	8,626	4,665	8,194	3,855	5,272
Exploration and evaluation costs (sustaining)	3,243	1,914	1,209	1,146	1,538
Reclamation cost	376	358	383	396	396
Capitalized stripping costs	850	2,902	5,712	6,056	4,350
AISC	45,736	40,133	51,438	37,991	47,826

Seabee Gold Operation
Cost of sales (B)	21,003	20,117	27,648	24,009	18,419
Add: Treatment and refining costs	41	39	31	34	29
Less: By-product revenue	(8)	(16)	—	(19)	(7)
Less: Inventory provision	—	—	(632)	—	—
Less: Depreciation, depletion and amortization	(8,411)	(10,513)	(12,551)	(10,210)	(7,839)
Cash costs	12,625	9,627	14,496	13,814	10,602
Sustaining capital expenditure	1,035	4,426	920	799	711
Capitalized development	2,069	2,283	2,302	1,314	2,165
Exploration and evaluation costs (sustaining)	1,749	1,551	848	915	1,355
Reclamation cost	34	34	35	45	42
AISC	17,512	17,921	18,601	16,887	14,875

Puna Operations (1)
Cost of sales (C)	15,740	16,986	6,603	21,268	18,023
Add: Treatment and refining costs	1,228	1,522	1,442	5,014	3,287
Add: Inventory reversal	—	—	6,342	—	—
Less: Restructuring recovery (costs)	—	—	(679)	1,105	(138)
Less: Depreciation, depletion and amortization	(870)	(1,053)	(809)	(1,928)	(1,895)
Cash costs	16,098	17,455	12,899	25,459	19,277
Sustaining capital expenditure	2,652	789	917	1,006	420
Reclamation cost	553	540	609	595	580
AISC	19,303	18,784	14,425	27,060	20,277

Cost of sales, per Consolidated Statement of Income (Loss) (A+B+C)	82,825	80,671	86,691	83,483	87,520

AISC (total for all mines)	82,551	76,838	84,464	81,938	82,978
General and administrative costs	9,761	6,669	2,082	7,043	3,292
Consolidated AISC	92,312	83,507	86,546	88,981	86,270

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	Q2	Q1	Q4	Q3	Q2
	2018	2018	2017	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	46,618	42,055	51,399	38,797	57,398
Cash costs per payable gold ounce sold ($/oz)	700	720	699	684	632
AISC per payable gold ounce sold ($/oz)	981	954	1,001	979	833

Seabee Gold Operation
Payable ounces of gold sold (oz)	20,500	20,000	23,963	21,787	17,900
Cash costs per payable gold ounce sold ($/oz)	616	481	605	634	592
AISC per payable gold ounce sold ($/oz)	854	896	776	775	831

Puna Operations (1)
Payable ounces of silver sold (oz)	1,092,778	1,022,275	788,431	1,995,217	1,586,270
Cash costs per payable silver ounce sold ($/oz)	14.73	17.07	16.36	12.76	12.15
AISC per payable silver ounce sold ($/oz)	17.66	18.37	18.30	13.56	12.78

Realized gold price ($/oz)	1,304	1,334	1,271	1,270	1,263
Realized silver price ($/oz)	16.49	16.79	16.96	16.77	17.31

Precious metals equivalency
Equivalent payable gold ounces sold (2)	80,937	74,922	85,883	86,930	97,039
Cash costs per equivalent payable gold ounce sold ($/oz)	758	766	737	757	682
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	1,141	1,115	1,008	1,024	889

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc for Puna Operations as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Non-GAAP financial measures - adjusted net income (loss) attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted income before tax attributable to our shareholders, adjusted income tax expense, adjusted net income (loss) attributable to our shareholder and adjusted basic income (loss) per share attributable to our shareholder. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign

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exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$000s	$000s	$000s	$000s
Income before income tax	9,823	40,008	9,017	58,476
Non-controlling interest	2,510	(428)	3,206	(428)
Income before tax attributable to our shareholders	12,333	39,580	12,223	58,048

Adjusted for:
Non-cash finance income and expense	5,115	3,736	10,220	7,599
Impairment charges	—	(24,357)	—	(24,357)
Effect of resolution of export duty settlement	—	—	—	(4,303)
Effect of revaluation of reclamation provision	—	—	—	3,578
Non-cash foreign exchange gain	(6,822)	(3,826)	(9,365)	(4,341)
Other items	2,425	418	6,709	2,263
Adjusted income before tax attributable to our shareholders	13,051	15,551	19,787	38,487

Income tax expense per Consolidated Interim Statement of Income (Loss)	(7,216)	(2,261)	(8,732)	(5,681)
Adjusted for:
Tax effects of sale of mineral properties	—	1,984	—	1,907
Change in prior period estimates	506	—	1,035	—
Change in tax rate	(39)	(2,042)	(126)	(2,042)
Argentina reorganization	5,778	—	5,778	—
Other items	—	(215)	—	155
Adjusted income tax expense	(971)	(2,534)	(2,045)	(5,661)

Adjusted net income attributable to our shareholders	12,080	13,017	17,742	32,826

Weighted average shares outstanding (000's)	120,075	119,519	119,979	119,472

Adjusted basic income per share attributable to our shareholders ($)	0.10	0.11	0.15	0.27

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10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 15 "Revenue from Contracts with Customer" ("IFRS 15").

We have adopted all of the requirements of IFRS 15 as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer.

We concluded that there was no impact on the amount or timing of recognition of revenue with respect to doré or concentrate sales arrangements.

New Accounting Standards issued but not yet effective

In January 2016, the IASB issued IFRS 16 Leases ("IFRS 16"). The IASB provides a control model to the identification of leases, distinguishing between a lease and non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

We anticipate that the adoption of IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our statements of cash flows. We expect to identify and collect data relating to existing lease agreements during 2018.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2017.

11.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three and six months ended June 30, 2018, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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12.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us, including the expected ramp up in mining and ore haulage rates from the Chinchillas project to the Pirquitas mill to allow processing to commence in the second half of 2018; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves, including (a) the goal of declaring a Mineral Reserve at Red Dot by mid-2019, and (b) the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine; timing of production and production levels at (a) the Marigold mine, including the expectation that total material mined will increase in 2018 due to shorter haul distances, the addition of four haul trucks, and the completion of the new leach pad, (b) the Seabee Gold Operation, including the expectation that mill throughput will increase through the second half of 2018, and (c) Puna Operations; timing and focus of our exploration and development programs, expected timing of completion of construction milestones at Chinchillas project, including the expectation that the Chinchillas project will remain on budget and on schedule to support sustained delivery of ore to the Pirquitas mill in the fourth quarter of 2018; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; the adoption of IFRS 16, its effects and the timing of related agreement data; and our plans and expectations for our properties and operations, including the anticipated operational and exploration benefits resulting from the acquisition of land proximal to the south-western margin of the Mackay pit and the potential of the Fisher property.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent

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divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Karthik Rathnam, MAusIMM (CP), and James N. Carver, SME Registered Member, each of whom is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rathnam is our Chief Engineer and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly

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from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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